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Exhibit

Exhibit Description

99.1 Announcement on 2025/05/08: To announce the registration of capital reduction due to cancellation of the RSA

99.2 Announcement on 2025/05/08: April Revenue

99.3 Announcement on 2025/05/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2025/05/07

2. Date of completion of capitalization change registration: 2025/05/07

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,583,590,180; the shares outstanding are 12,558,359,018 shares; book value per share is NT$31.10

(2) After the capital reduction: The paid-in capital is NT$125,565,077,040; the shares outstanding are 12,556,507,704 shares; book value per share is NT$31.11

(Note: Net worth per share was calculated based on the consolidated financial statements for the first quarter of 2025 reviewed by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

May 8, 2025

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of April 2025.

1)
Sales volume (NT$ Thousand)

Period	Items	2025	2024	Changes	%
April	Net sales	20,454,530	19,741,391	713,139	3.61%
Year-to-Date	Net sales	78,313,487	74,373,490	3,939,997	5.30%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end

This Month

	(actual amount provided)

Last Month

		(actual amount provided)	Limit of lending
UMC	6,256,068	6,494,544	175,772,204

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023, February 27, 2024 ,July 31, 2024, December 18, 2024 and February 26, 2025, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,428 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	255,520	0
Fair Value	0	0	6,030	0
Net profit (loss) from Fair Value	0	0	7,067	0
Written-off Trading
Contracts	0	0	2,892,155	0
Realized profit (loss)	0	0	(629)	0

Exhibit 99.3

United Microelectronics Corporation

For the month of April, 2025

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of March 31, 2025	Number of shares as of April 30, 2025	Changes
Vice President	Jerry CJ Hu	2,936,200	2,906,200	(30,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of March 31, 2025	Number of shares as of April 30, 2025	Changes
Vice President	Steven S Liu	2,180,000	1,380,000	(800,000)